[LETTERHEAD OF STONEMOR PARTNERS L.P.]

July 27, 2007

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	StoneMor Partners L.P.

Forms 10-K and 10-K/A for the fiscal year ended December 31, 2006

Filed March 19, 2007 and April 30, 2007, respectively

File No. 0-50910

Dear Mr. Spirgel:

Pursuant to our earlier phone conversation with Joe Cascarano, StoneMor Partners L.P. intends to provide a response to the Commission no later than August 13, 2007.

Sincerely,

/s/ Timothy K. Yost

Timothy K. Yost

Director of Financial Reporting

StoneMor GP LLC, general partner of

StoneMor Partners L.P.

cc:	Joe Cascarano, Staff Accountant

Robert Littlepage, Accountant Branch Chief